Exhibit (a)(5)(A)

THE CHARLES SCHWAB CORPORATION

News Release

Contacts:

MEDIA:	INVESTORS/ANALYSTS:
Greg Gable	Rich Fowler
Charles Schwab	Charles Schwab
Phone: 415-636-5847	Phone: 415-636-9869

SCHWAB ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

SAN FRANCISCO, August 1, 2007 — The Charles Schwab Corporation announced today the preliminary results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, Eastern Time, on Tuesday, July 31, 2007. Based on the preliminary count by the depositary for the tender offer, Schwab expects to accept for payment approximately 84 million shares of its common stock at a price of $20.50 per share for a total cost of approximately $1.7 billion. The preliminary proration factor for the offer is approximately 90 percent.

As previously disclosed, the company also agreed to purchase shares from Charles R. Schwab, the company’s Chairman and Chief Executive Officer and its largest stockholder, and certain additional stockholders whose shares Mr. Schwab is deemed to beneficially own. The number of shares to be purchased is calculated to result in Mr. Schwab maintaining the same beneficial ownership interest in the company’s outstanding common stock that he currently has. Based on the preliminary count of shares tendered in the tender offer, the company expects to purchase from Mr. Schwab and those other stockholders approximately 18 million shares at a price of $20.50 per share for a total of approximately $369 million.

The number of shares to be purchased and the price per share under both the tender offer and the agreement with Mr. Schwab are preliminary. Final results will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased and the price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter.

Shareholders and investors who have questions or need information about the tender offer may contact D.F. King & Co., Inc. at 1-800-659-6590.

About Charles Schwab

The Charles Schwab Corporation (Nasdaq: SCHW) is a leading provider of financial services, with more than 300 offices and 6.9 million client brokerage accounts, 1.1 million corporate retirement plan participants, 177,000 banking accounts, and $1.4 trillion in client assets. Through its operating subsidiaries, the company provides a full range of securities brokerage, banking, money management and financial advisory services to individual investors and independent investment advisors. Its broker-dealer subsidiary, Charles Schwab & Co., Inc. (member SIPC, http://www.sipc.org), and affiliates offer a complete range of investment services and products including an extensive selection of mutual funds; financial planning and investment advice; retirement plan and equity compensation plan services; referrals to independent fee-based investment advisors; and custodial, operational and trading support for independent, fee-based investment advisors through its Schwab Institutional division. The Charles Schwab Bank, N.A. (member FDIC) provides banking and mortgage services and products. CyberTrader(R), Inc. (member SIPC, http://www.sipc.org) is an electronic trading technology and brokerage firm providing services to highly active, online traders. More information is available at http://www.schwab.com.

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